
02003962

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
SECTION

SEC FILE NUMBER
8- 52906

3/8/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sanderlin Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5170 Sanderlin Avenue, Suite 102
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Mayfield — (901) 685-8881
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
(Name — *if individual, state last, first, middle name*)

5100 Wheelis Drive, Suite 300	Memphis	TN	38117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, DAN MAYFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanderlin Securities, L.L.C., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VP

Title

Marjorie Whitney
Notary Public
My Commission Expires Jan. 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDERLIN SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2001

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Sanderlin Securities, L.L.C., a Tennessee limited liability company, as of December 31, 2001, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 14, 2002

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4568
www.rbgcpa.com

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2001

ASSETS

Cash	$ 97,832
Deposits with clearing broker	800,000
Municipal securities owned	3,298,508
Accrued interest receivable	46,547
Other receivables	9
Furniture and equipment, net	4,535
Other	16,411
Total assets	$ 4,263,842

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$ 3,283,315
Accounts payable and accrued expenses	13,495
Total liabilities	3,296,810
Members' equity	967,032
Total liabilities and members' equity	$ 4,263,842

See notes to financial statements.

STATEMENT OF INCOME

Sanderlin Securities, L.L.C.
Year Ended December 31, 2001

Revenues	
Trading profits	$ 420,357
Interest income	115,813
	536,170
Expenses	
Employee compensation and benefits	168,288
Communications and information services	38,475
Clearing fees	128,133
Interest	102,401
Regulatory fees	4,612
Occupancy	8,898
Other operating expenses	23,840
	474,647
Income before state income tax	61,523
State income tax	4,923
Net income	$ 56,600

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2001

Balance at January 1, 2001, net of loss incurred for 2000 of $14,568	$	235,432
Contributions by members		675,000
Net income		56,600
Balance at December 31, 2001	$	967,032

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2000

Subordinated liabilities at January 1, 2001	$ -
No activity during year	-
Subordinated liabilities at December 31, 2001	$ -

See notes to financial statements.

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 56,600
Noncash adjustments	
Depreciation	898
Amortization	2,304
Change in unrealized (gains) losses on securities	17,903
Changes in operating assets and liabilities	
Deposits with clearing broker	(800,000)
Marketable securities owned	(3,316,411)
Accrued interest receivable	(46,547)
Other receivables	365
Other assets	(5,171)
Due to clearing broker	3,283,315
Accounts payable and accrued expenses	13,370
Net cash used by operating activities	(793,374)
Cash flows from investing activity - purchases of furniture and equipment	(5,433)
Cash flows from financing activity - contributions by members	675,000
Net decrease in cash	(123,807)
Cash at beginning of year	221,639
Cash at end of year	$ 97,832

Supplemental cash flow disclosures:

Cash paid for income taxes	$ -
Cash paid for interest	102,401

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2001

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company formed on August 14, 2000, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations as a registered broker-dealer on January 29, 2001. Activities prior to that date were devoted primarily to obtaining regulatory approvals and other administrative functions.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). After an initial term ending January 2004, the Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, the net income of the Company is not subject to federal income taxes. The members report the net income of the Company on their personal income tax returns.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

Continued

Securities Transactions

In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities owned are carried at market value. Securities not readily marketable are valued at estimated fair value, as determined by management.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$	5,433
Less accumulated depreciation		898
	$	4,535

3. DUE TO CLEARING BROKER

The Company clears all transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $738,652, which was $638,652 in excess of its required net capital of $100,000. The Company's net capital ratio was .018 to 1.

Continued

5. RELATED PARTY TRANSACTIONS

Salary payments to a member in 2001 totaled $114,450.

The Company leases office space from a related entity under a sublease agreement through October 2002. Rent expense paid during 2001 was $8,000. The Company paid accounting fees to the same entity of $5,566 during 2001.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2001

NET CAPITAL	
Total members' equity	$ 967,032
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	967,032
Deductions and/or charges for nonallowable assets:	
Accrued interest receivable	46,547
Furniture and equipment, net	4,535
Other assets	16,411
	67,493
Net capital before haircuts on securities positions	899,539
Haircuts on municipal securities	(160,887)
Net capital	$ 738,652
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition - accounts payable and accrued expenses	$ 13,495
Total aggregate indebtedness	$ 13,495
Ratio of aggregate indebtedness to net capital	.018 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 638,652
Excess net capital at 1000%	$ 737,303

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 785,199
Nonallowable assets reported as allowable - accrued interest receivable	(46,547)
Net capital, per above	$ 738,652

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2001

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2001

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Sanderlin Securities, L.L.C.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedule of Sanderlin Securities, L.L.C. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4568
www.rbgcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 14, 2002